UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
For the month of August, 2006
Commission File Number: 001-13928
Royal Bank of Canada
(Exact name of registrant as specified in its charter)

200 Bay Street Royal Bank Plaza Toronto, Ontario Canada M5J 2J5	1 Place Ville Marie Montreal, Quebec Canada H3C 3A9
Attention: Vice-President & Corporate Secretary	Attention: Vice-President & Corporate Secretary
(Address of registrant’s principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☐       Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ☐

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROYAL BANK OF CANADA

By: /s/ Janice R. Fukakusa
Name:	Janice R. Fukakusa
Title:	Chief Financial Officer
Date:	August 25, 2006

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Third Quarter 2006 Earnings Release

99.2	Third Quarter 2006 Report to Shareholders (which includes management’s discussion and analysis and unaudited interim consolidated financial statements)

99.3	Third Quarter 2006 Certificate of the Chief Executive Officer in the form required by Canadian Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings

99.4	Third Quarter 2006 Certificate of the Chief Financial Officer in the form required by Canadian Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings